Exhibit 99.1

Mindray Announces Second Quarter 2015 Financial Results

Shenzhen, China – August 10, 2015 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the second quarter ended June 30, 2015.

Highlights for Second Quarter 2015

-	Net revenues reached $336.8 million, up from $334.5 million a year ago.
o	China net revenues were $153.9 million, representing 45.7% of the company's total net revenues.
o	International net revenues totaled $183.0 million.
-	Reagent net revenues grew more than 20% year-over-year. Reagents contributed 48.8% to the IVD segment, up from 42.9% in the same period last year.
-	Launched four products during the quarter, including a mid-end biochemistry analyzer, a mid-to-low-end hematology analyzer, a mid-end glycohemoglobin analyzer, and a mid-to-low-end color ultrasound.
-	In July, Mindray completed the acquisition of the remaining stake in Wuhan Dragonbio and now owns the whole company.

“In the second quarter, the tough operating environment weighed on our financial results. Demand in our major markets remained sluggish and we continued to experience currency headwinds and intensifying competition,” commented Mr. Li Xiting, Mindray’s Executive Chairman, President and Co-Chief Executive Officer. “However, we are encouraged by the consistent strong growth of our reagent sales. Our R&D productivity also remained strong, with the introduction of four new products during the second quarter.”

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SUMMARY – Second quarter 2015

	Three Months Ended
	June 30
(in $ millions, except per-share data)	2015	2014	% chg
Net Revenues	336.8	334.5	0.7%
Net Revenues Generated in China	153.9	152.5	0.9%
Net Revenues Generated in International Markets	183.0	182.0	0.5%
Gross Profit	184.2	189.2	-2.6%
Non-GAAP Gross Profit	186.1	191.4	-2.8%
Operating Income	50.0	64.4	-22.4%
Non-GAAP Operating Income	59.3	71.6	-17.3%
EBITDA	64.8	77.0	-15.8%
Net Income[1]	41.2	59.6	-31.0%
Non-GAAP Net Income[1]	49.5	66.2	-25.3%
Non-GAAP Net Income (ex tax benefit) [2]	49.5	64.3	-23.0%
Diluted EPS	0.35	0.50	-31.3%
Non-GAAP Diluted EPS	0.42	0.56	-25.6%
Non-GAAP Diluted EPS (ex tax benefit)	0.42	0.54	-23.3%

1 For this press release, net income and non-GAAP net income refers to GAAP net income attributable to the company and Non-GAAP net income attributable to the company as stated in exhibit below, respectively.

2 The non-GAAP net income (ex tax benefit) excludes the tax benefits of $2.0 million recognized in the second quarter of 2014 in relation to the nationwide key software enterprise status. Such status is reviewed by the Chinese government every two years and is subject to approval. The company did not record any such tax benefit in the second quarter of 2015.

Net Revenues

Mindray reported net revenues of $336.8 million for the second quarter of 2015, a 0.7% increase from the second quarter of 2014.

-	Net revenues generated in China increased 0.9% year-over-year to $153.9 million.

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-	Net revenues generated in the international markets increased 0.5% year-over-year to $183.0 million.

Performance by Segment

Patient Monitoring & Life Support Products: Net revenues in this segment decreased 8.1% from the second quarter of 2014 to $109.7 million, contributing 32.6% to total net revenues in the second quarter of 2015.

In-Vitro Diagnostic Products: Net revenues in this segment increased 6.3% year-over-year to $104.5 million, contributing 31.0% to total net revenues in the second quarter of 2015. Reagents sales represented 48.8% of net revenues in this segment.

Medical Imaging Systems: Net revenues in this segment increased 4.4% from a year ago to $88.3 million, contributing 26.2% to total net revenues in the second quarter of 2015.

Others: Net revenues increased 6.4% to $34.3 million from the second quarter of 2014, contributing 10.2% to total net revenues in the second quarter of 2015. Other net revenues mainly include sales from the orthopedics business, service revenues from extended warranties, sales of accessories and repair service revenues for post-warranty period.

Gross Margin

Second quarter 2015 gross profit was $184.2 million, a 2.6% decrease from the second quarter of 2014. Gross margin was 54.7% in the second quarter of 2015 compared to 56.6% in the second quarter of 2014 and 54.6% in the first quarter of 2015. Second quarter 2015 non-GAAP gross profit was $186.1 million, a 2.8% decrease from the second quarter of 2014. Non-GAAP gross margin was 55.2% in the second quarter of 2015 compared to 57.2% in the second quarter of 2014 and 55.4% in the first quarter of 2015.

Operating Expenses

Selling expenses for the second quarter of 2015 were $63.9 million, or 19.0% of total net revenues, unchanged from the second quarter of 2014 and compared to 20.7% in the first quarter of 2015. Non-GAAP selling expenses for the second quarter of 2015 were $60.9 million, or 18.1% of total net revenues, unchanged from the second quarter of 2014 and compared to 19.7% in the first quarter of 2015.

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General and administrative expenses for the second quarter of 2015 were $34.0 million, or 10.1% of total net revenues, compared to 8.2% in the second quarter of 2014 and 9.9% in the first quarter of 2015. Non-GAAP general and administrative expenses for the second quarter of 2015 were $30.8 million, or 9.1% of total net revenues, compared to 8.0% in the second quarter of 2014 and 9.2% in the first quarter of 2015.

Research and development expenses for the second quarter of 2015 were $36.4 million, or 10.8% of total net revenues, compared to 10.1% in the second quarter of 2014 and 12.7% in the first quarter of 2015. Non-GAAP research and development expenses for the second quarter of 2015 were $35.1 million, or 10.4% of total net revenues, compared to 9.7% in the second quarter of 2014 and 12.2% in the first quarter of 2015.

Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $3.7 million in the second quarter of 2015 compared to $3.8 million in the second quarter of 2014 and $3.6 million in the first quarter of 2015.

Operating Income

Operating income for the second quarter of 2015 was $50.0 million, a 22.4% decrease from a year ago. Operating margin was 14.8% in the second quarter of 2015 compared to 19.3% in the second quarter of 2014 and 11.4% in the first quarter of 2015. Non-GAAP operating income for the second quarter of 2015 was $59.3 million, a 17.3% decrease from the second quarter of 2014. Non-GAAP operating margin was 17.6% in the second quarter of 2015 compared to 21.4% in the second quarter of 2014 and 14.3% in the first quarter of 2015.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Second quarter 2015 EBITDA decreased 15.8% year-over-year to $64.8 million.

Net Income

Second quarter 2015 net income decreased 31.0% year-over-year to $41.2 million. Net margin was 12.2% in the second quarter of 2015 compared to 17.8% in the second quarter of 2014 and 11.8% in the first quarter of 2015. Second quarter 2015 non-GAAP net income decreased 25.3% year-over-year to $49.5 million. Non-GAAP net margin was 14.7% in the second quarter of 2015, compared to 19.8% in the second quarter of 2014 and 14.5% in the first quarter of 2015. Second quarter 2015 interest income was $3.0 million, down from $7.7 million a year ago and $11.3 million in the previous quarter. In the second quarter of 2015, the company recorded a $7.6 million interest receivable provision based on the uncertainty of interest payment from certain short-term investments (where the principal amount is guaranteed but not the interest portion). Second quarter 2015 income tax expense was $10.2 million, representing an effective tax rate of 19.2%.

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Second quarter 2015 non-GAAP net income (excluding the tax benefits in relation to our nationwide key software enterprise status) decreased 23.0% year-over-year to $49.5 million. Non-GAAP net margin (excluding the tax benefits in relation to our nationwide key software enterprise status) was 14.7% in the second quarter of 2015, compared to 19.2% in the second quarter of 2014 and 14.5% in the first quarter of 2015.

Second quarter 2015 basic and diluted earnings per share were both $0.35, compared to $0.51 and $0.50 respectively in the second quarter of 2014. Second quarter basic and diluted non-GAAP earnings per share were both $0.42, compared to $0.57 and $0.56 respectively in the second quarter of 2014. Shares used in the computation of basic and diluted earnings per share for the second quarter of 2015 were approximately 117.8 million and 118.7 million, respectively.

Other Select Data

Accounts receivable turnover days were 51 days in the second quarter of 2015, compared to 52 days a year ago and lower than 68 days in the first quarter of 2015. Inventory turnover days were 101 days in the second quarter of 2015, compared to 99 days in the second quarter of 2014 and 116 days in the first quarter of 2015. Accounts payable turnover days were 57 days in the second quarter of 2015, compared to 62 days in the second quarter of 2014 and 72 days in the first quarter of 2015. Mindray calculates the above working capital turnover days using the average of the beginning and ending net balances of the quarter.

As of June 30, 2015, the company had a total of $1,057.9 million in cash and cash equivalents, as well as short-term and restricted investments, compared to $1,104.7 million as of March 31, 2015. Net cash generated from operating activities and net cash outflow for capital expenditures for the second quarter of 2015 were $62.1 million and $20.3 million respectively.

As of June 30, 2015, the company had over 8,200 employees.

Business Outlook for Full Year 2015

Mindray now expects its full year 2015 net revenues to grow by a low-single-digit percentage over its full year 2014 net revenues.

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Mindray has revised its full year 2015 non-GAAP net income and now expects it to decrease by around 30% over its full year 2014 non-GAAP net income. This revision is due to lower revenue guidance and lower interest income. The non-GAAP net income guidance continues to assume the 2015 payments related to the recently announced employee incentive and talent retention program will be distributed half in equity based compensation and half in cash. Please note, however, that this assumption is subject to change and the exact impact will depend on the actual split between equity based compensation and cash payments. The company will provide more updates as additional details of the program are finalized. The non-GAAP net income guidance also excludes the tax benefits related to the nationwide key software enterprise status and projects a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

The company expects its capital expenditure for full year 2015 to be around $150 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

“Although the near-term outlook of our overall business remains challenging amid a difficult environment, we are working diligently to strengthen our competitive position and seize business opportunities,” commented Mr. Cheng Minghe, Mindray’s Co-Chief Executive Officer and Chief Strategic Officer. “Our goal is to build a stronger foundation for sustainable future growth. We will continue to invest prudently into our global sales, marketing, and distribution networks, as well as product development capabilities. We will continue to pursue attractive M&As and other partnerships opportunities to ensure the future success of Mindray.”

Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on August 11, 2015 U.S. Eastern Time (8:00 PM on August 11, 2015 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International Toll Free:

United States:	+1-866-519-4004
United Kingdom:	080-8234-6646
Hong Kong:	800-906-601
China Landline:	800-819-0121

Local dial-in numbers:

United States:	+1-845-675-0437
United Kingdom:	+44-20-3059-8139
Hong Kong:	+852-3018-6771
China Mobile:	400-620-8038
Passcode for all regions:	Mindray

A replay of the conference call may be accessed by phone at the following numbers until August 26, 2015.

U.S. Toll Free:	+1-855-452-5696
International:	+1-646-254-3697
Passcode:	81850811

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Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com/.

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, research and development expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense, acquired intangible assets amortization expense and dispute related legal fees, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance for the second quarter of 2015. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

The company has reported for the second quarter of 2015 and its comparative periods on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

–	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.
–	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets and dispute related legal fees.
–	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.
–	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and dispute related legal fees.
–	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.
–	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets and dispute related legal fees, all net of related tax impact.
–	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

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–	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, income tax provision, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three and six months ended June 30, 2014 and 2015, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including, without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2015, our expected lower interest income for 2015, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, our anticipated uncertainty of interest payment from certain short-term investments (where the principal amount is guaranteed but not the interest portion) in relation to $7.6 million interest receivable provision recorded by us in this second quarter of 2015, our continued assumption of the 2015 payments related to the recently announced employee incentive and talent retention program to be distributed half in equity based compensation and half in cash, statements that the exact impact of the assumption of the 2015 payments related to the recently announced employee incentive and talent retention program will depend on the actual split between equity based compensation and cash payments, that although the near-term outlook of our overall business remains challenging amid a difficult environment, we are working diligently to strengthen our competitive position and seize business opportunities, that we will continue to invest prudently into our global sales, marketing, and distribution networks, as well as product development capabilities, that we will continue to pursue attractive M&As and other partnerships opportunities to ensure the future success of Mindray and other statements under “Business Outlook for full year 2015” are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, competitive, pricing and other conditions in China and our international markets and our ability to effectively address or respond those conditions; our ability effectively attract and retain our key employees; the growth and expected growth of the medical device market in China and internationally; applicable government policies and regulations; our ability to satisfy the requirements imposed by relevant regulatory bodies; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our annual report on Form 20-F, which was filed, with the Securities and Exchange Commission on April 16, 2015. Our results of operations for the second quarter of 2015 are not necessarily indicative of our operating results for any future periods. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

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All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

# # #

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Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As of December 31, 2014	As of June 30, 2015
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 2)	276,598	284,194
Restricted cash (Note 3)	7,422	10,683
Restricted investments (Note 4)	-	244,128
Short-term investments (Note 2)	816,394	529,544
Accounts receivable, net	222,522	188,485
Inventories	150,642	172,785
Value added tax receivables	3,432	11,398
Other receivables and current assets	23,316	105,184
Prepayments and deposits	16,481	18,976
Deferred tax assets,net	14,802	17,957
Total current assets	1,531,609	1,583,334

Restricted cash, non-current (Note 3)	5,061	2,784
Other assets	9,666	9,605
Accounts receivables, net, non-current	3,350	2,566
Advances for purchase of plant and equipment	21,840	19,725
Property, plant and equipment, net	412,733	438,624
Land use rights, net	59,057	58,414
Intangible assets, net	175,451	165,612
Goodwill	254,435	254,510
Total assets	2,473,202	2,535,174

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	59,625	129,115
Notes payable	9,234	8,211
Accounts payable	93,523	90,720
Advances from customers	31,396	52,266
Salaries payable	114,583	79,924
Other payables and current liabilities	168,139	168,825
Purchase consideration payable	17,173	11,592
Income taxes payable	20,415	23,405
Other taxes payable	10,342	6,354
Total current liabilities	524,430	570,412

Long-term bank loans	197,585	168,000
Other long-term liabilities	10,670	11,280
Deferred tax liabilities, net	69,233	74,574
Total liabilities	801,918	824,266

Mindray shareholders' equity:
Ordinary shares	15	15
Additional paid-in capital	453,564	462,765
Retained earnings	1,000,257	1,026,495
Accumulated other comprehensive income	144,120	145,158
Treasury stock at cost	-	-
Total Mindray shareholders' equity	1,597,956	1,634,433

Non-controlling interests	73,328	76,475
Total equity	1,671,284	1,710,908
Total liabilities and equity	2,473,202	2,535,174

(1) Financial information is extracted from the audited financial statements included in the Company’s 2014 annual report on Form 20-F.

(2) In respect of cash and cash equivalents and short-term investments, there is an aggregate compensating balance arrangement of $189,000 and $nil as of December 31, 2014 and June 30, 2015, respectively in relation to the drawings of certain bank loans.

(3) Restricted cash are mainly those purchase consideration in connection with our acquisitions being held on escrow accounts.

(4) Restricted investments are those investments in Chinese Renminbi denominated financial products placed with bank which are restricted as to withdrawal or usage according to new terms imposed on certain bank loans during the quarter ended March 31, 2015.

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Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2014	2015	2014	2015
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
- China	152,469	153,864	268,297	275,821
- International	181,983	182,953	330,926	333,460
Net revenues	334,452	336,817	599,223	609,281
Cost of revenues	(145,237)	(152,584)	(263,988)	(276,213)
Gross profit	189,215	184,233	335,235	333,068

Selling expenses	(63,471)	(63,860)	(118,267)	(120,318)
General and administrative expenses	(27,578)	(33,993)	(57,391)	(60,946)
Research and development expenses	(33,724)	(36,403)	(63,867)	(70,889)
Income from operations	64,442	49,977	95,710	80,915

Other (expenses) income, net	(215)	908	1,594	1,793
Interest income	7,678	3,048	18,457	14,330
Interest expense	(1,291)	(1,108)	(3,686)	(2,093)
Income before income taxes and non-controlling interests	70,614	52,825	112,075	94,945
Income tax provision	(9,448)	(10,157)	(13,948)	(18,463)
Net income	61,166	42,668	98,127	76,482
Less: Net income attributable to non-controlling interests	(1,548)	(1,507)	(2,871)	(3,147)
Net income attributable to Mindray shareholders	59,618	41,161	95,256	73,335

Basic earnings per share	0.51	0.35	0.81	0.62

Diluted earnings per share	0.50	0.35	0.81	0.62

Shares used in the computation of:
Basic earnings per share	116,974,009	117,831,719	116,914,653	117,823,198

Diluted earnings per share	118,132,930	118,700,403	118,313,540	118,809,042

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Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2014	2015	2014	2015
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	61,166	42,668	98,127	76,482
Adjustments to reconcile net income to net cash provided by operating activities	20,833	31,524	48,697	55,382
Changes in assets and liabilities, net of effects of acquisitions	2,600	(12,107)	(42,559)	(32,787)
Net cash provided by operating activities	84,599	62,085	104,265	99,077

Cash flow from investing activities:
Acquisition cost of subsidiaries, net of cash received	(6,009)	(3,071)	(8,215)	(5,578)
Capital expenditures	(23,176)	(20,316)	(51,051)	(51,096)
Decrease (Increase) in restricted cash and restricted investments	4,941	-	(1,514)	(53,114)
Proceeds from sale of short-term investments	374,551	142,794	616,515	152,571
Increase in short-term investments and changes in other investing activities	(328,773)	(115,798)	(341,738)	(132,181)
Net cash provided by (used in) investing activities	21,534	3,609	213,997	(89,398)

Cash flow from financing activities:
Repayment of bank loans	(160,000)	(4,375)	(210,000)	(4,375)
Proceeds from bank loans, net of costs	-	-	-	47,712
Dividend paid	-	-	(58,711)	(47,097)
Proceeds from exercise of options	669	242	1,014	1,857
Repurchase of ordinary American depositary shares	(51)	-	(68,080)	-
Cash paid to acquire a non-controlling interest	(4,286)	-	(4,731)	-
Cash contribution from a non-controlling interest	-	-	239	-
Net cash used in financing activities	(163,668)	(4,133)	(340,269)	(1,903)

Net (decrease) increase in cash and cash equivalents	(57,535)	61,561	(22,007)	7,776
Cash and cash equivalents, beginning of period	419,820	221,699	385,224	276,598
Effect of exchange rate changes on cash and cash equivalents	26	934	(906)	(180)
Cash and cash equivalents, end of period	362,311	284,194	362,311	284,194

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Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(In thousands of US dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2014	2015	2014	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$	US$
Non-GAAP net income attributable to Mindray shareholders	66,219	49,496	112,273	88,953
Non-GAAP net margin	19.8%	14.7%	18.7%	14.6%
Amortization of acquired intangible assets	(3,438)	(3,314)	(6,885)	(6,692)
Deferred tax impact related to acquired intangible assets	604	617	1,219	1,235
Dispute related legal fees, net of related tax impact	-	(1,900)	-	(2,819)
Share-based compensation	(3,767)	(3,738)	(11,351)	(7,342)
GAAP net income attributable to Mindray shareholders	59,618	41,161	95,256	73,335
GAAP net margin	17.8%	12.2%	15.9%	12.0%

Non-GAAP basic earnings per share	0.57	0.42	0.96	0.75
Non-GAAP diluted earnings per share	0.56	0.42	0.95	0.75

GAAP basic earnings per share	0.51	0.35	0.81	0.62
GAAP diluted earnings per share	0.50	0.35	0.81	0.62

Shares used in computation of:
Basic earnings per share	116,974,009	117,831,719	116,914,653	117,823,198
Diluted earnings per share	118,132,930	118,700,403	118,313,540	118,809,042

Non-GAAP operating income	71,647	59,264	113,946	98,266
Non-GAAP operating margin	21.4%	17.6%	19.0%	16.1%
Amortization of acquired intangible assets	(3,438)	(3,314)	(6,885)	(6,692)
Dispute related legal fees	-	(2,235)	-	(3,317)
Share-based compensation	(3,767)	(3,738)	(11,351)	(7,342)
GAAP operating income	64,442	49,977	95,710	80,915
GAAP operating margin	19.3%	14.8%	16.0%	13.3%

Non-GAAP gross profit	191,414	186,050	339,538	336,969
Non-GAAP gross margin	57.2%	55.2%	56.7%	55.3%
Amortization of acquired intangible assets	(1,937)	(1,724)	(3,868)	(3,514)
Share-based compensation	(262)	(93)	(435)	(387)
GAAP gross profit	189,215	184,233	335,235	333,068
GAAP gross margin	56.6%	54.7%	55.9%	54.7%

Non-GAAP selling expenses	(60,585)	(60,908)	(112,759)	(114,467)
Non-GAAP as % of total net revenues	18.1%	18.1%	18.8%	18.8%
Amortization of acquired intangible assets	(1,501)	(1,590)	(3,017)	(3,178)
Share-based compensation	(1,385)	(1,362)	(2,491)	(2,673)
GAAP selling expenses	(63,471)	(63,860)	(118,267)	(120,318)
GAAP as % of total net revenues	19.0%	19.0%	19.7%	19.7%

Non-GAAP general and administrative expenses	(26,844)	(30,761)	(51,406)	(55,858)
Non-GAAP as % of total net revenues	8.0%	9.1%	8.6%	9.2%
Dispute related legal fees	-	(2,235)	-	(3,317)
Share-based compensation	(734)	(997)	(5,985)	(1,771)
GAAP general and administrative expenses	(27,578)	(33,993)	(57,391)	(60,946)
GAAP as % of total net revenues	8.2%	10.1%	9.6%	10.0%

Non-GAAP research and development expenses	(32,338)	(35,117)	(61,427)	(68,378)
Non-GAAP as % of total net revenues	9.7%	10.4%	10.3%	11.2%
Share-based compensation	(1,386)	(1,286)	(2,440)	(2,511)
GAAP research and development expenses	(33,724)	(36,403)	(63,867)	(70,889)
GAAP as % of total net revenues	10.1%	10.8%	10.7%	11.6%

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Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

(In thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2014	2015	2014	2015
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to the Company	59,618	41,161	95,256	73,335
Interest income	(7,678)	(3,048)	(18,457)	(14,330)
Interest expense	1,291	1,108	3,686	2,093
Income tax provision	9,448	10,157	13,948	18,463

Earnings before interest and taxes ("EBIT")	62,679	49,378	94,433	79,561
Depreciation	8,704	9,949	17,332	19,771
Amortization	5,567	5,452	11,146	10,970

Earnings before interest, taxes, depreciation, and amortization ("EBITDA")	76,950	64,779	122,911	110,302

14